

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

Medicure Announces FDA Approval Received for Prexxartan®

WINNIPEG, CANADA – (December 19, 2017) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a pharmaceutical company, today announced that Carmel Biosciences, Inc. ("Carmel") has received final approval of its New Drug Application from the US Food and Drug Administration ("FDA") for Prexxartan® (valsartan) oral solution. The FDA approval of Prexxartan® makes it the first and only approved oral liquid dosage form of the angiotensin II receptor blocker ("ARB") valsartan in the United States.

Previously, on October 31, 2017, Medicure announced that, through its subsidiary, Medicure International Inc., it had acquired a license to sell and market Prexxartan® in the United States and its territories from Carmel for a seven year term, with potential extensions to the term available. The Company intends to launch the product using its existing commercial sales force and infrastructure with a target commercial launch date during the first half of 2018.

Additionally, the Company announced that its Board of Directors has approved the grant of an aggregate of 576,000 stock options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to its stock option plan. These options, which are subject to the approval of the TSX Venture Exchange, are set to expire on the fifth anniversary of the date of grant and will be issued at an exercise price of $7.20 per share.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. cardiovascular market. The primary focus of the Company is the marketing and distribution of AGGRASTAT (tirofiban hydrochloride) in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:

James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

"forward-looking statements"). Forward-looking statements, include the target launch date for Prexxartan® and other new products, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2016.